Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

FOR THE PERIOD ENDED JUNE 30, 2008

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

•                  Second quarter revenue increased 18.5% from first quarter 2008, Disposable Protective Apparel up 19.7% and Engineered Products up 41.5%.

•                  Engineered Products achieved profitability for second quarter 2008, the first time since fourth quarter 2006.

•                  Record quarterly sales of Rex™ Synfelt® synthetic roof underlayment in the second quarter of 2008.

•                  Former Regional Sales Director for Cardinal Health hired as new Vice President of Sales for the Disposable Protective Apparel segment.

Nogales, Arizona – August 6, 2008, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results for the three and six month periods ended June 30, 2008.

Consolidated sales for the second quarter ended June 30, 2008 decreased 2.6% to $8.9 million from $9.1 million in the comparable quarter in 2007. Sales for the Disposable Protective Apparel segment decreased by $505,000 or 8.7% to $5.3 million compared to $5.8 million for the same period of 2007.  Engineered Products segment sales increased by $394,000 or 25.8% to $1.9 million as compared to $1.5 million for the same period of 2007. Infection Control segment sales for the quarter decreased by $70,000 or 4.5% to $1.5 million compared to $1.6 million for the same period of 2007. Extended Care segment sales decreased by $55,000 or 24.1% to $173,000 for the three months ended June 30, 2008 from $228,000 for the same period of 2007.

Consolidated sales for the six months ended June 30, 2008 decreased 9.7% to $16.4 million from $18.2 million in the comparable period in 2007. Engineered Products segment sales increased 15.4% to $3.3 million compared to $2.8 million for the same period of 2007.  The increase is primarily due to a 45.2% increase in sales of REX™ Synfelt synthetic roof underlayment, partially offset by a 4.9% decline in sales of REX™ Wrap house wrap. Infection Control segment sales decreased by 17.9% to $2.9 million compared to $3.6 million for the same period of 2007. Shield and mask sales were both down; shield sales primarily due to a large non-recurring order in the first quarter of 2007; mask sales primarily due to lower N-95 respirator mask sales. Extended Care segment sales decreased by 22.9% to $439,000 from $569,000 in the year-ago period. The decrease in sales is primarily the result of lower pet bed sales.

Al Millar, President of Alpha Pro Tech commented, “Although sales were down 2.6% for the second quarter compared to the same period of 2007, they are up 18.5% in the second quarter compared to the first quarter 2008, with  Engineered Products up 41.5% and Disposable Protective Apparel up 19.7%.  The Engineered Products segment which increased by 25.8% in the second quarter of 2008 compared to the same quarter last year is primarily due to a 40.4% increase in sales of REX™ Wrap house wrap and a 13.1% increase in sales of REX™ Synfelt synthetic roof underlayment. This is the highest quarter for REX™ Wrap house wrap since the first quarter of 2007 and was a record quarter for REX™ Synfelt synthetic roof underlayment sales.  Through June 30, 2008, the highest sales month ever for Engineered Products was June 2008 at $1.0 million, with a sequential increase in July.  This increase is attributable to our change in distribution strategy, which is gaining traction, as well as the elimination of the price differential between traditional felt underlayment and our Synthetic roof underlayment.  Our product is recognized as a superior product with approximately 50% labor cost savings, and combined with the current comparable costs due to the rise in the price of crude oil which is used in traditional felt production, has created a significant increase in the interest of our synthetic roof underlayment.  Subsequent to the quarter ended June 30, 2008, we received an initial $300,000 order for Rex™ Synfelt® synthetic roof underlayment into 200 stores of a large national chain of building and home improvement stores, which will be recognized in the third quarter of 2008.  The initial order provided each store with one pallet, enough underlayment for six homes. We are currently working on some additional significant opportunities with existing and new distributors, offering strong upside potential to our current run rate.”

Mr. Millar continued, “For the Disposable Protective Apparel segment, our sales increased by 19.7% compared to the first quarter of 2008 as sales to both our largest distributor as well as sales to a major national distributor in which we achieved preferred vendor status earlier in the year were up.  We have recently hired Chris Louisos as Vice President of Sales of our Apparel segment.  Chris has a mandate to accelerate the growth of this segment.”

Gross profit decreased by 8.2% to $3.9 million for the second quarter 2008, or 44.0% gross profit margin, from $4.3 million, or 46.7%, for the same period in 2007.  For the six months ended June 30, 2008, gross profit decreased by 12.6% to $7.4 million, or 44.8% gross profit margin, from $8.4 million, or 46.4% for the same period in 2007.  Gross profit margin has been affected primarily by increases in raw material costs primarily due to higher crude oil prices, increased labor costs in China due to inflation, the strength of the Chinese dollar, and to a lesser extent product mix.

Selling, general and administrative expenses decreased by 5.6% to $3.2 million for the second quarter 2008 from $3.4 million for the same quarter last year.  For the six months ended June 30, 2008, expenses decreased by 4.1% to $6.3 million from $6.6 million for the year-ago period.  The decrease is primarily due to decreased expenses for the Engineered Products segment, decreased travel and a severance agreement in April 2007, partially offset by increases in public company expenses, insurance, employee compensation, option expense, trade show and marketing expenses, professional fees and loss on foreign exchange.

Net income for the quarter decreased by $122,000 or 24.1%, to $385,000, or $0.02 per basic and diluted share (based on 25.0 million shares) compared to $507,000, or $0.02 per basic and diluted share (based on 25.3 and 25.8 million shares, respectively) for the second quarter of 2007.  The Engineered Products segment achieved profitability for the second quarter of 2008, the first time since the fourth quarter of 2006.  For the six months ended June 30, 2008, net income decreased by $519,000 or 49.8%, to $524,000, or $0.02 per basic and diluted share (based on 25.1 million shares) compared to net income of $1,043,000, or $0.04 per basic and diluted share (based on 25.0 and 25.6 million shares, respectively) for the same period of 2007.  The decrease in net income for the quarter and the year was primarily due to a decrease in sales and a decrease in gross profit margin, partially offset by lower selling, general and administrative expenses and a decrease in income taxes.

The balance sheet continued to remain strong with a current ratio of 13.7 to 1 on June 30, 2008. The Company completed the quarter with cash and cash equivalents of $2.6 million and working capital of $22.5 million. Inventories as of June 30, 2008 totaled $13.9 million compared to inventories of $14.4 as of March 31, 2008 and $14.1 million as of December 31, 2007.

Lloyd Hoffman, Chief Financial Officer commented, “We stopped placing new purchase orders for our Engineered Products line with our joint venture partner in April, but purchase orders placed prior to April were received in April and May and it was only June that we stopped receiving new inventory from them. Consequently, for the month of June, Engineered Products inventory decreased by $0.5 million and decreased by an amount more than that in the month of July. We expect our inventory to be reduced significantly in the coming quarters to levels that are more in line with our sales volume.”

On April 2, 2008 the Board of Directors authorized a share repurchase of up to $2.0 million worth of the Company’s outstanding common stock. From this authorization, for the six months ended June 30, 2008, the Company repurchased and retired 705,100 shares of common stock at a cost of $972,000.

The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

About Alpha Pro Tech

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

CONSOLIDATED INCOME STATEMENTS (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2008	2007	2008	2007

Net sales	$8,913,000	$9,149,000	$16,437,000	$18,193,000

Cost of goods sold, excluding depreciation and amortization	4,995,000	4,880,000 3	9,069,000	9,759,000

Gross margin	3,918,000	4,269,000	7,368,000	8,434,000

Expenses:
Selling, general and administrative	3,194,000	3,385,000	6,335,000	6,608,000
Depreciation and amortization	141,000	119,000	282,000	234,000

Income from operations	583,000	765,000	751,000	1,592,000

Other income
Equity in income of unconsolidated affiliates	17,000	41,000	38,000	66,000
Interest, net	17,000	13,000	51,000	29,000

Income before provision for income taxes	617,000	819,000	840,000	1,687,000

Provision for income taxes	232,000	312,000	316,000	644,000

Net income	$385,000	$507,000	$524,000	$1,043,000

Basic net income per share	$0.02	$0.02	$0.02	$0.04

Diluted net income per share	$0.02	$0.02	$0.02	$0.04

Basic weighted average shares outstanding	24,979,571	25,251,724	25,094,775	25,044,019

Diluted weighted average shares outstanding	24,979,571	25,819,663	25,094,775	25,624,061

BALANCE SHEET HIGHLIGHTS

	June 30	December 31
	2008	2007
Cash	$2,605,000	$4,064,000
Total Current Assets	$24,254,000	$24,604,000
Net Property and Equipment	$3,214,000	$3,439,000
Total Assets	$28,971,000	$29,486,000

Total Current Liabilities	$1,766,000	$1,935,000
Total Liabilities	$2,518,000	$2,682,000
Shareholder’s Equity	$26,453,000	$26,804,000
Total Liabilities and Equity	$28,971,000	$29,486,000